ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 10

INSURED	BOND NUMBER

Professionally Managed Portfolios	87054112B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 31, 2012	February 15, 2012 to February 15, 2013	/S/ Joseph R. Costello

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

m	Osterweis Institutional Equity Fund, a series of:
Professionally Managed Portfolios, Inc.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN1.0-00 (1/02)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

DIRECTORS AND OFFICERSERRORS AND OMISSIONS LIABILITY INSUFUNCE

ENDORSEMENT NO. 19

INSURED	BOND NUMBER

Professionally Managed Portfolios	870541121)

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 31, 2012	February 15, 2012 to February 15, 2013	/S/ Joseph R. Costello

In consideration of the premium charged for this policy, it is hereby understood and agreed that Item 1 of the Declarations, Named Insured Company, shall include the following:

m Osterweis Institutional Equity Fund, a series of: Professionally Managed Portfolios, Inc.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions. agreements or limitations of this policy other than as above stated.

EC1.0-00 (8/00)